

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2010

Georgia gulf Corporation
Gregory C. Thompson, Chief Financial Officer
115 Perimeter Center Place, Suite 460
Atlanta, GA 30346

> **Re: Georgia Gulf Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarter ended June 30, 2010**
> **File No. 1-9753**

Dear Mr. Thompson:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 6. Selected Financial Data, page 16

1. In footnote (3) you provide a reconciliation of Operating (loss)/income to Adjusted EBITDA. In future filings, please reconcile your non-GAAP measure to the most directly comparable GAAP measure, Net Income. Refer to 103.02 of our Compliance and Disclosure Interpretations: Non-GAAP Financial Measures, issued January 23, 2010. Also, in future filings, please explain why you believe your non-GAAP measure is useful and address any potential limitations on its usefulness based on the items it excludes.

2. Due to the fact that you present net cash provided by operating activities, please revise future filings to also present net cash provided by/used in investing and financing activities for each period presented.

Liquidity and Capital Resources, page 30

3. To the extent it is or becomes reasonably likely that you may not comply with any material debt covenant, please revise future annual and quarterly filings to disclose and discuss required ratios/amounts as well as actual ratios/amounts at each reporting date. Also, please discuss your compliance with any other material restrictions. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

4. Please revise future annual and quarterly filings to disclose and discuss average borrowing levels under your credit facility during each period presented.

Contractual Obligations, page 34

5. Please revise future filings to include potential pension obligations in your tabular disclosures. If the amounts and future timing are indeterminable, please include a footnote disclosure explaining why. Additionally, please include a footnote explaining the nature of the 'Other' line item.

Critical Accounting Policies and Estimates, page 36

Valuation of Goodwill and Other Intangible Assets, page 37

6. It appears that a further goodwill impairment charge could be material to your operations. Please revise future filings to disclose the number of reporting units in each reportable segment. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for those reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit in future filings:
   - The percentage by which fair value exceeds carrying value as of the most-recent step-one test for each reporting unit.
   - The amount of goodwill allocated to the unit.
   - A description of the assumptions that drive the estimated fair value for each reporting unit.
   - A discussion of the uncertainty associated with key assumptions for each reporting unit. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of those assumptions.
   - A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value for each reporting unit.

   If you have determined that estimated fair values substantially exceed the carrying values of all your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

Notes to Consolidated Financial Statements

10. Long-Term Debt, 67

7. We note your disclosures regarding the troubled debt restructuring, including the disclosures related to the fair value of the common and preferred shares you issued. Please provide us a more comprehensive explanation and analysis regarding how you determined the fair value of the common and preferred shares you issued and how you evaluated those fair values, relative to the public market, and determined they were reasonable.

19. Segment Information, page 94

8. Please revise future filings to provide product line disclosures. Refer to ASC Topic 280-10-50-40.

Form 10-Q for the quarter ended June 30, 2010

Notes to the Financial Statements

16. Fair Value of Financial Instruments, page 23

9. We note that you previously used Level 1 inputs to determine the fair values of your 10.75%, 7.125% and 9.5% notes and that you are now using Level 2 inputs. In future filings, please discuss any such changes to your valuations. Refer to ASC Topic 820-10-50-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

Sincerely,

John Cash
Branch Chief